

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
David P. Cosper
Chief Financial Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, NC 28212

>   **Re: Sonic Automotive, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 1-13395**

Dear Mr. Cosper:

We have reviewed your response dated July 18, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 30

Results of Operations, page 36

Adjusted Results of Operations, page 51

1. We note your response to prior comment one and reiterate our comment. Generally we believe it is not appropriate to present full non-GAAP income statements. Please remove the non-GAAP income statements or alternatively, you may present each measure separately in accordance with Regulation S-K 10(e).

David P. Cosper
Sonic Automotive, Inc.
August 2, 2011
Page 2

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Greg Young, Vice President of Finance